Simpson Thacher & Bartlett LLP
425 LEXINGTON AVENUE NEW YORK, NY 10017
TELEPHONE: + 1-212-455-2000 FACSIMILE: + 1-212-455-2502
Direct Dial Number (212) 455-7026	E-mail Address bissie.bonner@stblaw.com

July 31, 2025

VIA EDGAR

Yoon Choo

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	StepStone Private Equity Strategies Fund

File Nos. 333-286960; 811-24083

Dear Ms. Choo:

On behalf of StepStone Private Equity Strategies Fund (the “Fund”), this letter responds to telephonic comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on July 29, 2025 regarding the letter filed with the Commission on July 21, 2025 (the “Second Comment Letter”) responding to the Staff’s comments on the Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”).

For the convenience of the Staff, the comments regarding the Second Comment Letter are set out below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s response to the Staff’s comment is set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and page number references are those of the Registration Statement.

1.

The Staff notes the Fund’s response to Comment No. 12 in the Second Comment Letter regarding the Fund becoming party to a credit agreement. Please confirm supplementally that if the Fund will be party to a credit agreement at the time it requests acceleration of the effective date of the Registration Statement, the Fund will file another pre-effective amendment to the Registration Statement to include disclosure regarding such credit agreement and will file the credit agreement as an exhibit to such pre-effective amendment.

Securities and Exchange Commission	July 31, 2025

Response: The Fund confirms that if the Fund expects to be party to a credit agreement at the time it requests acceleration of the effective date of the Registration Statement, the Fund will file the requested pre-effective amendment to include disclosure regarding such credit agreement and will file the credit agreement as an exhibit to such pre-effective amendment.

* *  * * * * * *

Please do not hesitate to call me at (212) 455-7026 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Bissie K. Bonner
Bissie K. Bonner

cc:	Robert W. Long, StepStone Group Private Wealth LLC

Dean Caruvana, StepStone Group Private Wealth LLC

Ryan P. Brizek, Simpson Thacher & Bartlett LLP

David C. Howe, Simpson Thacher & Bartlett LLP

Anna Sheu, Simpson Thacher & Bartlett LLP

Jarius McDade, Simpson Thacher & Bartlett LLP